

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2013

<u>Via E-mail</u>

Mark E. Yale
Executive Vice President, Chief Financial Officer and Treasurer
Glimcher Realty Trust
180 East Broad Street
Columbus, Ohio 43215

> **Re: Glimcher Realty Trust**
> **Form 10-K**
> **Filed February 22, 2013**
> **File No. 001-12482**

Dear Mr. Yale:

We have reviewed your response letter dated June 12, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparable NOI Growth – Years Ended December 31, 2012 to December 31, 2011, page 36

1. We have considered your response to our prior comment one. Please provide us with an example of the revised disclosure you intend to include in future filings including a revised reconciliation of comparable NOI based on your results for the year ended December 31, 2012. In your revised disclosure please include a detailed description of how the company defines comparable properties, the company's policy with respect to including certain properties classified as discontinued operations in the comparable property pool and the total NOI included in comparable NOI related to properties classified as discontinued operations.

14. Commitments and Contingencies, page 98

2. We have considered your response to our prior comment 6. Please tell us how you determined the reimbursement of franchise tax payments made to the New Jersey Economic Development Authority should not be accounted for as a gain contingency in accordance with ASC Topic 450-30-25-1.

3. The above comment notwithstanding, please tell us the approximate difference between payments collected by the City and the threshold amount. Additionally, tell us the significant assumptions used in your model and explain to us in greater detail how the company has been able to conclude that the $15 million in franchise tax payments recorded as a deferred asset are fully collectible despite the fact that no payments have been received from the City to date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief